September 20, 2007




Ms. Ellie Quarles, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, MS 3561
Washington, D.C.  20549

RE:        Publix Super Markets, Inc.
           Definitive Proxy Statement on Schedule 14A filed on March 15, 2007 File No. 0-00981

Dear Ms. Quarles:

This letter is in response to your letter dated August 21, 2007. Your letter provides comments regarding certain disclosures contained in the Publix Super Markets, Inc. (the Company) definitive proxy statement filed on March 15, 2007. This letter is intended as a response to each of your comments.

Director Independence, page 4
-----------------------------

1.     Please disclose that you do not have a majority of independent directors.

           The Company will add the following sentence in its Director Independence section in its next proxy statement:

           The Company does not have a majority of independent directors.

Certain Relationships and Related Transactions, page 9
------------------------------------------------------

2. Describe your policies and procedures for the review, approval or ratification of related person transactions, including a discussion of the types of transactions that the corporate governance committee approves or disapproves. See Item 404(b)(1) of Regulation S-K.

           The Company will indicate that its Related Party Transaction Policy is "written" by adding the word "written" to the first sentence in its Certain Relationships and Related Transactions section in its next proxy statement:

           The Board of Directors has adopted a written Related Party Transaction Policy.

Securities and Exchange Commission
Page 2
September 20, 2007


           To describe further our policies and procedures for the review, approval or ratification of related person transactions, including a discussion of the types of transactions that the corporate governance committee approves or disapproves, the Company will add the following language to the Certain Relationships and Related Transactions
           section in its next proxy statement:

           The Corporate Governance Committee is responsible for reviewing the material facts of all Related Party Transactions and either approving or disapproving the entry into a Related Party Transaction. In determining whether to approve or disapprove a Related Party Transaction, the Corporate Governance Committee takes into account, among other factors it deems appropriate, whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances as well as the extent of the Related Party's interest in the transaction. No Director participates in any discussion or approval of a Related Party Transaction for which he or she is a Related Party.

Compensation Philosophy, page 10
--------------------------------

3. You indicate that you consider additional factors in determining the compensation for named executive officers, including the compensation levels of executive officers at companies in your peer group index. Please analyze how the compensation committee uses the peer group index compensation levels in setting the compensation awarded to its named executive officers that it deems to be "responsible levels" that are consistent with your goal of controlling costs. See Item 402(b)(2)(xiv) of Regulation S-K.

           The Compensation Committee uses the publicly available compensation data for the compensation levels of named executive officers of companies in the Company's Peer Group Index. The Compensation Committee also compares the financial results of these companies to the Company's results. Although the Company's financial results are generally superior to the companies in its Peer Group Index, the compensation of the Company's named executive officers is generally less than, and in some cases significantly less than, the compensation of the named executive officers in its Peer Group Index. Therefore, the Compensation Committee believes the compensation for its named executive officers is set at responsible levels and is consistent with the Company's goal of controlling costs.

           The Company will disclose additional information about the above described Compensation Committee review in its next proxy statement.

Components of Executive Compensation, page 11
---------------------------------------------

4. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation

Securities and Exchange Commission
Page 3
September 20, 2007

       policies for individual named executive officers. Mr. Jenkins received a salary and bonus that were substantially higher than amounts received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

           The Company does not have differences in its compensation policies or its individual named executive officers.

           Mr. Jenkins' (CEO) total compensation was approximately 24% higher than that of Mr. Crenshaw (President). Mr. Crenshaw's compensation was approximately 24% higher than that of Mr. Phillips (CFO). Ms. Zeitlin's compensation included some one time relocation bonuses and represents less than a full year of employment so her total compensation is not valid for comparison purposes. Therefore, the Company does not believe that Mr. Jenkins' total compensation was substantially different from the other named executive officers considering the differences in their levels of responsibility.

           In the Company's next proxy statement, it will disclose that the pay differences between the named executive officers are considered appropriate for their levels of responsibility. The Company will also disclose in its next proxy statement that there are no differences in the compensation policies for its named executive officers unless different policies are adopted before the next proxy statement.

5. Please analyze the manner in which you consider the performance of each named executive officer to structure and implement specific forms of compensation to reflect each named executive officer's individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that you have considered. See
       Item 402(b)(2)(vii) of Regulation S-K.

           The Company's named executive officers have a base salary and an incentive bonus. The named executive officer's individual performance and/or contribution is considered in his/her base salary. Since the Company's incentive bonus plan is based on total Company performance, the named executive officer's individual performance and/or contribution has no direct effect on his/her incentive bonus.

           In its next proxy statement, the Company will clarify that there are no specific forms of compensation to reflect the named executive officer's individual performance or contribution, other than his/her base salary.

Incentive Bonus, page 11
------------------------

6. Please disclose how you determine the amount and the formula for each element of pay. See Item 402(b)(1)(v) of Regulation S-K. Please describe the defined method for calculating the incentive bonus, and disclose the

Securities and Exchange Commission
Page 4
September 20, 2007

       sales and profit goals for the fiscal year. Refer to Item 402(b)(2)(v) of Regulation S-K. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See Instruction 4 to Item 402(b) and Question 3.04 of the
       Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

           The incentive bonus plan for named executive officers is approved by the Compensation Committee. The incentive bonus is the only form of compensation that is based on sales and profit goals.

           The Company's sales goal for incentive bonus purposes is generally the sales goal approved by the Board of Directors for the first year of its five year plan. The Company's target profit for incentive bonus purposes is based on an increase from the prior year's profit before income taxes and the incentive bonus. Since the Company is not publicly traded and has never disclosed sales and profit projections publicly like many other companies, the Company believes disclosing its sales and profit goals for incentive bonus purposes would result in competitive harm.

           The Company's formula for the incentive bonus calculation is determined so that if the sales goal and target profit are achieved, the participants in the incentive bonus, including the named executive officers, will receive two months pay. If the sales goal is not achieved, the incentive bonus pool, calculated using the target profit based formula, is reduced by 5% for every 1% that actual sales are less than the sales goal. If the sales goal is exceeded, the incentive bonus pool is increased by 5% for every 1% that actual sales are greater than the sales goal. No incentive bonus is paid unless greater than 80% of the target profit is achieved.

           The likelihood of the named executive officers receiving the two month target bonus is dependent on the Company's sales and profit results for the current year which are dependent on many factors. However, during the last five years, the named executive officers received the target bonus of two months or more in four of those years.

           In the Company's next proxy statement, the Company will disclose additional information regarding the incentive bonus formula and the likelihood of the named executive officers to achieve the target levels as described above.

7. Please disclose whether discretion can be or has been exercised in awarding compensation. See Item 402(b)(2)(vi) of Regulation S-K.

           The Company disclosed in its 2007 proxy statement in the Components

Securities and Exchange Commission
Page 5
September 20, 2007

           of Executive Compensation - Incentive Bonus Plan section the following:

           The incentive bonus plan is approved by the Compensation Committee as to executive officers and by the Executive Committee as to staff employees. Although the Company has a defined method for calculating the incentive bonus, these committees retain the right to alter or discontinue the incentive bonus at their discretion at any time for the employees within their approval authority.

           The Company will clarify in its next proxy statement that the above information about the incentive bonus plan means that discretion can be exercised in connection with this plan, but to date such discretion has not been exercised.

8. You indicate that named executive officers will receive a target incentive bonus if you achieve sales and profit goals for the fiscal year. However, you have not included in the grants of plan-based awards table required by Item 402(d) of Regulation S-K the estimated payouts under non-equity incentive plan awards for grants under the incentive bonus plan.

           The Company did not disclose estimated payouts on its incentive bonus plan in the Grants of Plan-Based Awards Table because the Company was able to complete its calculations of the 2006 incentive bonus plan (payout in 2007) before completion of its 2007 proxy statement. Therefore, the future payout of this incentive bonus for 2006 was included in the Summary Compensation Table. The Company did not interpret the executive compensation rules as requiring this disclosure in the Grants of Plan-Based Awards Table as well.

           The Company will include this disclosure in both tables in its next proxy statement.

The Company acknowledges the following:

       o the Company is responsible for the adequacy and accuracy of the disclosure in its filing;
       o staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
       o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Page 6
September 20, 2007

We hope this letter will resolve your comments on the Company's definitive proxy statement filed on March 15, 2007. If you have any additional questions or comments, please contact Tina Johnson at (863) 616-5771.

Sincerely,


/s/ David P. Phillips
-------------------------------------
David P. Phillips
Chief Financial Officer and Treasurer